UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number 001-41489

enCore Energy Corp.
(Translation of registrant’s name into English)

101 N. Shoreline Blvd. Suite 450, Corpus Christi, TX 78401
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐           Form 40-F ☒

Incorporation by Reference

Exhibits 99.1 and 99.2 of this Form 6-K of enCore Energy Corp. (the “Company”) are incorporated by reference as additional exhibits to the Company’s Registration Statements on Form F-10 (File Nos. 333-272609 and 333-269428), as amended and supplemented, and the Company’s Registration Statement on Form S-8 (File No. 333-273173), as amended and supplemented.

The following documents are being submitted herewith:

Exhibit	Description
99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2024
99.2	Management Discussion and Analysis for the three months ended March 31, 2024
99.3	Certification of Interim Filings of CEO dated May 10, 2024
99.4	Certification of Interim Filings of CFO dated May 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

enCore Energy Corp.
(Registrant)

Date: May 10, 2024	By:	/s/ Robert Willette
	Name:	Robert Willette
	Title:	Chief Legal Officer

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